VF 3-6-03

** AH 3/3/03

03011142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52795

SEC MAIL PROCESSING RECEIVED FEB 26 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investor Force Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Liberty Ridge Drive Suite 107
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Zarrilli (610) 232-2282
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Zarrilli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Force Securities, Inc., as of February 20, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Notarial Seal
Carolyn A. Brown, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 16, 2006
Member, Pennsylvania Association Of Notaries

[signature]
Signature

FINOP & Controller
Title

[signature: Carolyn Brown]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ ~~(d) Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1601 Market Street
Philadelphia, PA 19103-2499

The Board of Directors
Investor Force Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of Investor Force Securities, Inc. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the

internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2003

KPMG

INVESTOR FORCE SECURITIES, INC.

Statements of Financial Condition

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statements of financial condition of Investor Force Securities, Inc. as of December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the statements of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audits of the statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statements of financial condition taken as a whole.

KPMG LLP

January 24, 2003

INVESTOR FORCE SECURITIES, INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	550,450	51,455
Receivables from customers		58,000	—
Other assets		50,000	—
Total assets	$	658,450	51,455
Liabilities and Stockholder's Equity			
Accounts payable	$	912	—
Accrued expenses		17,000	—
Payable to affiliate		60,000	—
Total liabilities		77,912	—
Stockholder's equity:			
Common stock, $0.01 par value; authorized, issued, and outstanding 100 shares		1	1
Additional paid-in capital		669,999	49,999
Retained (deficit) earnings		(89,462)	1,455
Total stockholder's equity		580,538	51,455
Total liabilities and stockholder's equity	$	658,450	51,455

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated under the laws of the State of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc (IFH).

The Company is engaged in the business of processing transactions in registered mutual funds and pooled investment vehicles and hedge funds that are not investment companies under the Investment Company Act of 1940 on behalf of its customers, institutional investors, and their representatives.

(b) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Revenue Recognition

The Company earns an annuity commission on assets that it introduces to and that are subsequently held in registered mutual funds, pooled investment vehicles, and hedge funds offered by money managers through the Company's Web site. Generally, these commissions are calculated as a percentage of the money manager's normal fee earned on the market value of the investments and are recognized as revenue by the Company as earned. As of December 31, 2002, all revenue recognized was generated from commissions earned on assets introduced to and invested in hedge funds.

In addition to commission revenue, the Company earns interest on cash and cash equivalents.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(Continued)

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its debits.

During 2002, the Company received $620,000 in capital contributions from IFH. These capital contributions provided the Company with sufficient capital for current operations. Additional capital contributions may be required in the future.

Schedule 1 provides a detailed computation of the Company's net capital position at December 31, 2002 and 2001.

(3) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During 2002, the Company's operations met the definition of the exemption under SEC Rule 15c3-3 k(2)(i) and 15c3-3 k(2)(ii). During 2001, the Company's operations met the definition of the exemption under SEC Rule 15c3-3 k(2)(i).

Customers investing in pooled investment vehicles and hedge funds transfer funds directly to the money manager. Customers investing in registered mutual funds will be directed to deliver and make funds payable to the Company's clearing agent. In the unlikely event that funds intended for investment in registered mutual funds are sent directly to the Company, such funds will be immediately forwarded to the clearing agent for investment.

(4) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2002.

As of December 31, 2002, the Company's deferred tax assets consisted of federal and state net operating loss carryforwards that are available to offset future taxable income. There were no deferred tax assets as of December 31, 2001 and no deferred tax liabilities as of December 31, 2002 and 2001. The Company's federal and state net operating loss carryforwards equaled $82,110 and $90,917 as of December 31, 2002, respectively, and generated $35,646 in deferred tax assets. The federal and state net operating loss carryforwards will expire in 2022. At December 31, 2002, a valuation allowance has been recognized to offset the deferred tax assets. The change in the valuation allowance in 2002 was an increase of $35,646.

(Continued)

(5) Common Stock

The Company is authorized to issue 100 shares of common stock, $0.01 par value. During 2000, the Company issued all shares to IFH in exchange for $50,000. The amount in excess of par value, $49,999, was recorded as additional paid-in capital.

(6) Related Parties

Prior to November 1, 2002, the Company operated under an Affiliate Expense Sharing Agreement (the agreement) with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, pursuant to which IFI agreed to pay the expenses of the Company including, but not limited to, clearing agent services, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. IFI and the Company agreed that the Company would not reimburse the expenses.

Effective November 1, 2002, the agreement was amended and the Company agreed to reimburse IFI $60,000 per month. In addition, beginning in November 2002, the Company elected to record all expenses and associated liabilities for services which it had directly entered into contracts with third parties.

Schedule 1

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002 and 2001

		2002	2001	
Net capital:				
Total stockholder's equity	$	580,538	51,455	
Deductions:				
Nonallowable assets:				
Accounts receivable		58,000	—	
Net capital before haircuts on securities positions (tentative net capital)		522,538	51,455	
Haircuts on securities		—	—	
Net capital	$	522,538	51,455	
Aggregate indebtedness:				
Items included in statement of financial condition	$	77,912	—	
Items not included in statement of financial condition		—	—	
Total aggregate indebtedness	$	77,912	—	
Computation of basic net capital requirement:				
Minimum net capital required	$	25,000	25,000	
Excess net capital		497,538	26,455	
Excess net capital at 1,500%	$	517,344	51,455	
Excess net capital at 1,000%	$	514,747	51,455	
Percentage: Aggregate indebtedness to net capital		15 %	—	%

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002 and 2001)

Note: There is no difference from the company's computation included in Part II of Form X-17A-5 as of December 31, 2002 and 2001, and therefore, a reconciliation is not provided.

See accompanying independent auditors' report.